

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402




05004966

February 14, 2005

Richard J. Grossman
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, NY 10036-6522

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/14/2005

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

Dear Mr. Grossman:

This is in response to your letters dated December 21, 2004 and January 19, 2005 concerning the shareholder proposal submitted to Allegheny Energy by Timothy M. Medice. We also have received letters on the proponent's behalf dated December 30, 2004 and January 28, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel



S.E.C.
FEB 16 2005
1086

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

3673

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Securities Exchange Act of 1934,
Rule 14a-8(i)(10) and 14a-8(i)(3)

December 21, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

We are writing on behalf of our client, Allegheny Energy, Inc., a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") and the statement in support thereof (the "Supporting Statement") submitted by Timothy M. Medice (the "Proponent"), may properly be omitted from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders (the "2005 Meeting").

Pursuant to Rule 14a-8(j)(2), we are enclosing six copies of (i) this letter and (ii) the Proposal and Supporting Statement submitted by the Proponent, attached hereto as Exhibit A. In accordance with Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent and, at the Proponent's request, to Mr. John Chevedden.

I. Introduction

The Proposal requests that the directors of the Company take steps, to the extent possible, to adopt a "simple majority vote" on issues subject to a stockholder vote. Specifically, the Proposal states:

> "RESOLVED: Adopt Full Simple Majority Vote. Recommend that our Board take each step necessary for adoption of simple majority vote to apply to the greatest extent possible on each issue that can be subject to shareholder vote. This includes completing all steps already initiated to transition to simple majority vote. This also includes adopting simple majority shareholder voting on all other issues to the greatest extent possible."

The Company requests that the Staff concur with its view that the Proposal may properly be omitted from its Proxy Materials pursuant to (i) Rule 14a-8(i)(10), because the Proposal has been substantially implemented by the Company and (ii) Rule 14a-8(i)(3), because the Proposal and Supporting Statement contain statements that are contrary to Rule 14a-9's prohibition on materially false and misleading statements in proxy solicitation materials.

II. The Proposal May be Excluded Under Rule 14a-8(i)(10) Because it Has Been Substantially Implemented

Rule 14-8(i)(10) permits the omission of a stockholder proposal where a company has substantially implemented the proposal. See, Exchange Act Release No 34-20091 (August 16, 1983); Puerto Rican Cement Co., Inc., (March 25, 2002); Niagara Mohawk Power Corp. (February 16, 1995). The Staff has consistently taken the position that shareholder proposals have been substantially implemented within the meaning of Rule 14a-8(i)(10) when the company has policies, practices and procedures in place relating to the subject matter of the proposal, or has implemented the essential objective of the proposal. See, e.g., Telular Corp. (available December 5, 2003) (where by-laws contemplated and permitted declassification of the board requested in proposal); See also Cisco Systems, Inc. (available August 11, 2003) (where company's executive compensation plan had been considered and approved by the board before shareholder proposal submitted); and Intel Corporation (available March 11, 2003) (where proposal to require shareholder vote on all equity compensation plans and amendments excludable where board had adopted resolutions establishing similar policy).

In this instance, the Company has already substantially implemented the Proposal. As disclosed in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2004 (the "Second Quarter 10-Q"), which was filed with the Commission on August 5, 2004, the Company's stockholders voted at the 2004 annual meeting of stockholders (the "2004 Meeting") in favor of a similar proposal (the "2004 Proposal"). The 2004 Proposal provided that the Company institute "a simple-majority voting standard (50% plus one vote) in place of a super-majority voting standard including 67% or higher voting thresholds." In response to the 2004 Proposal, the Board of Directors has, to the extent permitted by Maryland law, already taken action to eliminate any supermajority voting requirements.

In its definitive proxy statement for the 2004 Meeting (the "2004 Proxy Statement"), the Company advised stockholders that the Board of Directors supported the 2004 Proposal and that, if the 2004 Proposal was approved by stockholders, the Company would take all actions necessary under Maryland law to eliminate the circumstances in which a greater than majority stockholder vote was required. In particular, the Company advised stockholders that following approval of the 2004 Proposal, and upon Commission authorization, it would: (i) opt out of the Maryland Control Share Acquisition Act (which requires a two-thirds vote of stockholders to confer voting rights upon certain "control shares"), (ii) opt out of the super-majority voting requirement for certain business combinations pursuant to the Maryland Business Combination Act and (iii) provide for a simple majority vote for the removal of directors. Referencing these anticipated changes, the Company's definitive proxy statement for the 2004 Meeting (the "2004 Proxy Statement") stated:

> "Upon implementation of these changes, any amendment to the Charter, merger, dissolution, share exchange, transfer of all or substantially all of the Company's assets, removal of directors (other than as described above) and those business combinations specified in the Maryland Business Combination Act as requiring a super-majority vote of stockholders would require approval of a simple majority of the votes entitled to be cast at a meeting of stockholders. Other matters subject to a stockholder vote would, to the fullest extent permitted by Maryland law, require approval of a simple majority of the votes cast at a meeting of stockholders."

Following approval of the 2004 Proposal and Commission approval (Holding Co. Release No. 35-27857, June 15, 2004), the Board of Directors effected the actions described below to implement the 2004 Proposal. As a result, other than as required by a Maryland statute with respect to cumulative voting as discussed below, no supermajority voting requirements are imposed on any stockholder action. In particular, the Company has taken the following actions:

(1) Certain Business Combinations. The Company's Board of Directors implemented the 2004 Proposal by adopting a resolution (the "Business Combination Resolution"), pursuant to which the Company elected not to be subject to Sections 3-601 to 3-604 of the Maryland General Corporation Law (the "MGCL"). By adopting the Business Combination Resolution and electing not to be subject to the Maryland Business Combination Act, the Company eliminated the supermajority voting requirement in connection with certain business combinations which are the subject of Sections 3-601 to 3-604 of the MGCL. The Business Combination Resolution is attached hereto as Exhibit B.

(2) Removal of Directors. The Company's Board of Directors implemented the 2004 Proposal by adopting an amendment to the Company's Articles of Incorporation (the "Articles Supplementary"), pursuant to which the Company elected not to be subject to Section 3-804 of the MGCL. Because the Company has elected not to be subject to Section 3-804 of the MGCL, the Company's directors can now be removed by the affirmative vote of a simple majority of all the votes entitled to be cast by stockholders in the election of directors. The Articles Supplementary were filed as Exhibit 3.1 to the Second Quarter 10-Q and are attached hereto as Exhibit C. The Staff should note, however, that at the 2004 Meeting, a stockholder proposal relating to the elimination of cumulative voting rights was not approved. Accordingly, as was disclosed in the 2004 Proxy Statement, the Company remains subject to a mandatory provision of Maryland law which provides that, if less than the entire Board is to be removed, a director may not be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if cumulatively voted in an election of directors (MGCL Section 2-406).

(3) Maryland Control Share Acquisition Act. The Company's Board of Directors implemented the 2004 Proposal by amending the Company's By-laws (the " By-Laws") to include a provision pursuant to which the Company opted-out of the Maryland Control Share Acquisition Act. The provision of the By-Laws pursuant to which the Company opted out of the Maryland Control Share Acquisition Act is attached as Exhibit D.

As evidenced by the above-described actions taken since the 2004 Meeting, the Company's Board of Directors has to the greatest extent possible under Maryland law, eliminated the supermajority voting requirements which existed prior to the adoption by stockholders of the 2004 Proposal. As a result, no further action needs to be taken to implement the majority voting standard called for by the Proposal.

III. The Proposal May Be Omitted Pursuant to Rule 14a-8(i)(3) Because It Is Contrary to Rule 14a-9.

A. The Proposal Is Vague, Indefinite and, thus, Misleading in Violation of Rule 14a-9.

Pursuant to Rule 14a-9, the Staff has consistently taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is "vague, indefinite and, therefore, potentially misleading." Commonwealth Energy System (February 27, 1989). The Staff, in Staff Legal Bulletin 14B, (September 15, 2004), reaffirmed and clarified the circumstances in which companies will be permitted to exclude proposals pursuant to 14a-8(i)(3), and expressly reaffirmed that vague and indefinite proposals may be subject to exclusion. A proposal may be excluded where the meaning and application of terms or the standards under the proposal "may be subject to differing interpretations." See IDACORP, Inc. (September 10, 2001) (shareholder proposal seeking to amend the company's certificate of incorporation to provide a shareholder right of recall was excluded as vague and indefinite); CBRL Group, Inc. (September 6, 2001) (shareholder proposal seeking to have the company include a full and complete disclosure in its annual report "of all expenses relating to corporate monies being used for personal benefit of officers and directors" was excluded as vague and indefinite); H.J. Heinz Company (May 25, 2001) (shareholder proposal requesting that the company implement a human rights standards program was excluded on the grounds that it was vague and indefinite); Exxon Corporation (January 29, 1992) ; Bank of New England Corporation (February 5, 1990); Fuqua Industries, Incorporated (March 12, 1991); Wendy's International, Incorporated (February 6, 1990); and Hershey Foods Corporation (December 27, 1988); and The Walt Disney Company (October 15, 2004).

The Staff also has found that a proposal may be excluded where "neither the shareholders voting on the proposal, nor the Company implementing the proposal, if adopted, would be able to determine with any reasonable certainty exactly what actions would be taken under the proposal." See Fuqua Industries Incorporated (March 12, 1991). For example, in A.H. Belo Corporation (January 29,

1998), a shareholder proposal was excluded because "neither the shareholders voting on the proposal, nor the Company, would be able to determine with reasonable certainty what measures the Company would take if the proposal was approved." This principle was expressly reaffirmed in Staff Legal Bulletin 14B (September 15, 2004), which stated, in relevant part, that excluding or modifying "a statement may be appropriate where: . . .the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires – this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result"; See also General Electric Company (February 5, 2003); See Gannett Co., Inc. (February 24, 1998) (Staff concurred in exclusion of shareholder proposal because it was "unclear what action the Company would take if the proposal were adopted"); General Electric Company (January 23, 2003) (permitting omission of a proposal where General Electric argued that the proposal was vague and indefinite because it failed to define critical terms or otherwise provide guidance on how it should be implemented); Eastman Kodak Company (March 3, 2003), (Staff concurred with exclusion of a proposal that failed "to provide guidance on how it should be implemented"); Philadelphia Electric Company (July 30, 1992); Corning Incorporated (February 18, 1997); Occidental Petroleum Corporation (February 11, 1991); Wendy's International, Incorporated (February 6, 1990); North Fork Bancorporation, Incorporated (March 25, 1992); and NYNEX Corporation (January 24, 1990).

As in the foregoing examples, the Proposal uses subjective and highly ambiguous terms. The Proposal requests that the Company "take each step necessary for adoption of simple majority vote to apply ..." However, the Proposal contains no definition or guidelines as to what constitutes a "simple majority vote" or as to how or by whom such a determination should be made. In particular, it is unclear whether a "simple majority vote" is intended to mean a majority of the outstanding shares entitled to vote on a matter, a majority of the shares present and entitled to vote on a matter or a majority of the votes cast on a matter. The Company's stockholders are being asked to approve a proposal that provides vague and ambiguous standards as to what additional steps, if any, the Company may be expected to take, especially given that the supermajority voting requirements have already been eliminated.

In addition, if the Company were to attempt to implement the Proposal, it would be left with no guidance as to what exactly would constitute a "simple majority vote." Without such guidance, the Company could potentially implement the Proposal in contravention of the intentions of the stockholders who voted for the Proposal. Therefore, if the Proposal were to be adopted, neither the Company, the Board nor the Company's stockholders could determine what additional actions, if any, would be required in connection with its implementation. The Proposal is effectively rendered meaningless because it is open-ended and subject to different interpretations.

Because of the Proposal's vagueness and indefiniteness, the Company believes it may properly be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3).

B. The Proposal is Materially False and Misleading in Violation of Rule 14a-9.

The Proposal is contrary to Rule 14a-9, which prohibits false and misleading statements in proxy materials, and therefore may properly be omitted from the Proxy Materials under Rule 14a-8(i)(3). The Staff has consistently concurred that a company may properly exclude entire shareholder proposals and supporting statements where they contain false and misleading statements or omit material facts necessary to make such proposals and supporting statements not false and misleading. In Staff Bulletin 14B the Staff expressly reaffirmed and clarified that, materially false and misleading proposals may be subject to exclusion. According to the Bulletin: "There continue to be certain situations where we believe modification or exclusion may be consistent with our intended application of rule 14a-8.... Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where: ...the company demonstrates objectively that a factual statement is materially false or misleading." See also, The Swiss Helvetia Fund, Inc. (April 3, 2001); General Magic, Inc. (May 1, 2000); Aetna, Inc. (February 3, 1997); North Fork Bancorporation, Incorporated (March 25, 1992); and Wellman, Inc. (March 25, 1992).

In light of the significant actions taken by the Company's Board of Directors to implement the 2004 Proposal, the whole tenor of the Proposal and Supporting Statement is false and misleading in that it incorrectly suggests that the Company has not taken all necessary steps to eliminate the supermajority voting requirements under Maryland law. The Proposal and Supporting Statement acknowledge that the directors have "initiated steps" to implement the 2004 Proposal and, without any basis or foundation, wrongfully state that the Company's Board of Directors has not "completed" those steps. In light of the pervasive nature of these false and misleading statements included in the Proposal and Supporting Statement, consistent with the authorities cited above, the Company believes the entire Proposal may properly be excluded.

The Staff also has found that a company may properly exclude certain portions of shareholder proposals and supporting statements from its proxy materials if the proposals or supporting statements contain false and misleading statements or omit material facts necessary to make statements made therein not false or misleading. See Peoples Energy Corporation (November 26, 2001); Phoenix Gold International, Inc. (November 21, 2001); Emerson Electric Co. (October 27, 2000); Comshare, Incorporated (August 23, 2000); National Fuel Gas Company (November 18, 1999); CCBT Bancorp, Inc. (April 20, 1999); Chock Full O'Nuts Corporation (October 14, 1998); Allegheny Energy, Inc. (March 5, 1998); The SBC Communications Inc. (February 10, 1998); and Baldwin Piano and Organ Company (February 20, 1998).

The Company also believes that the following quotation contains the type of false and misleading statement that is prohibited under Rule 14a-9 and should be prohibited under Rule 14a-8(i)(3):

> "The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic."

This statement is misleading because it refers to the Council of Institutional Investors (the "Council"), and adds that the Council "formally recommends adoption of this proposal topic." The Company believes that this sentence misleadingly implies that the Council recommends a vote for the Proposal. To the Company's knowledge, no such recommendation with respect to the Proposal has been made by the Council.

In addition, we believe that the Proponent's inclusion of the URL "www.cii.org" is false and misleading under Rules 14a-8(i)(3) and 14a-9. As stated in Staff Legal Bulletin No. 14 (July 13, 2001) at Q&A F.1., a website reference may be excluded if information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules. References to third-party website addresses often can be misleading because they cannot be regulated for content and are always subject to change without notice. In this case, the website reference is only to a "home page." While the Council maintains other pages (some of which may be accessed through the Council's "home page") that may contain information that is potentially relevant to the Proposal, the "home page" does not. We believe the Staff's prerequisites for exclusion of the website referenced in the Proposal are satisfied. The Council's website includes material that is entirely extraneous and irrelevant to the Proposal, including newsletters, other proposals, email lists, and links to other unrelated websites. Indeed, there are several recent no-action letters that have required stockholders to delete or revise a citation to a website address, including "www.cii.org," the very website cited in the Proposal. See, e.g., Moody's Corporation (February 18, 2003) (noting that the website address "www.cii.org" may be omitted unless the Proponent provided a citation to a specific source); Kimberly-Clark Corporation (January 27, 2003) (same); Weyerhaeuser Company (January 16, 2003) (same); and Genuine Parts Company (January 15, 2003) (same). Moreover, the Proponent's inclusion of this website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). See Boeing Company (avail. March 2, 2002); and AMR Corp. (avail. Apr. 3, 2001).

IV. Conclusion

For the reasons set forth above, the Company requests that the Staff concur with the Company's view that the Proposal may properly be omitted from the Proxy Materials for the 2005 Meeting pursuant to Rules 14a-8(i)(10) and 14a-8(i)(3). Should the Staff disagree with the Company's position or require any additional information, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response.

If the Staff has any questions or comments regarding the foregoing, please contact the undersigned at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Timothy M. Medice
John Chevedden

EXHIBIT A
LETTER, PROPOSAL & SUPPORTING STATMENT

Timothy M. Medice
729 Butler Road
Kittanning, Pa.16201

Mr. Paul Evanson
Chairman
Allegheny Energy, Inc. (AYE)
800 Cabin Hill Drive
Greensburg, Pa.15601
PH: 724-838-6999
FX: 724-838-6864

Dear Mr.Evanson,

This Rule 14a-8 proposal is respectfully submitted for the next annual Shareholder meeting. This proposal is submitted to support the long-term performance of our company. Rule 14a-8 requirements are intended to be met including record holder ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this shareholder proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. John Chevedden at:

PH: 310-371-7872
FX: 310-371-7872

2215 Nelson Avenue
Redondo Beach, Ca. 90278

Sincerely,



Date: 10/25/04

Timothy M. Medice
Shareholder of Record
Allegheny Energy Inc.
cc:
Daniel Dunlap
Senior Attorney
FX: 724-838-6177
PH: 724-838-6188

3 – Full Simple Majority Vote

RESOLVED: Adopt Full Simple Majority Vote. Recommend that our Board take each step necessary for adoption of simple majority vote to apply to the greatest extent possible on each issue that can be subject to shareholder vote. This includes completing all steps already initiated to transition to simple majority vote. This also includes adopting simple majority shareholder voting on all other issues to the greatest extent possible.

Timothy M. Medice, 729 Butler Road, Kittanning, PA 16201 submitted this proposal.

97% Yes-vote

The simple majority vote topic won our 97% yes-vote at our 2004 annual meeting. This proposal simply calls for completion of the steps our directors have initiated to adopt simple majority vote combined with adoption of full application of simple majority vote to all other issues to the greatest extent possible.

75% Yes-Vote

The simple majority vote topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Potential Frustration of the Shareholder Majority

This proposal is in contrast to our 2004 super majority rule. An example of this super majority rule is requiring a 67% vote of all outstanding shares to make certain governance changes. Thus if 66% vote yes and only 1% vote no — only 1% of shares could force their will on the overwhelming 66% majority.

Our 97% vote in 2004 is testimony to our shareholder resolve on this topic.

Full Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

EXHIBIT B
BUSINESS COMBINATION RESOLUTION

ALLEGHENY ENERGY, INC.
MINUTES OF MEETING OF BOARD OF DIRECTORS
July 1, 2004

A meeting of the Board of Directors of Allegheny Energy, Inc. ("Board") was held on Thursday, July 1, 2004, in the Board Room, Greensburg Corporate Center, 800 Cabin Hill Drive, Greensburg, PA beginning at 8:30 A.M.

Directors Present
Paul J. Evanson, Chair
H. Furlong Baldwin
Eleanor Baum
Cyrus F. Freidheim, Jr.
Julia L. Johnson
Ted J. Kleisner
Steven H. Rice
Gunnar E. Sarsten
Michael H. Sutton

Management Present
James P. Garlick
Philip L. Goulding
David B. Hertzog
Joseph H. Richardson
Jeffrey D. Serkes

Guests Present
M. Adams
M. Kuniansky
S. D. Webber

Paul J. Evanson, Chairman, called the meeting to order and presided, noting the presence of all members. The meeting began in private session with only the directors present.



Mr. Hertzog presented for review and discussion Stockholder Proposals set forth in the Company's Proxy and adopted at the 2004 Annual Meeting of Stockholders. The Board reviewed and considered the Proposals relating to a simple majority vote, declassification of the Board, and limiting the applicability of the Maryland "business combinations" statute. After review and discussion, the Board unanimously adopted the following:

> RESOLVED, that pursuant to Sections 3-802(a)(2) and 3-802(b)(3) of the Maryland General Corporation Law (MGCL), the Board hereby elects that the Corporation shall not be subject to Sections 3-803 or 3-804 of the MGCL;
>
> RESOLVED, that the proposed amendment to the Charter of the Corporation, as set forth in the Articles Supplementary, a copy of which is attached hereto as Exhibit C (the "Articles Supplementary"), is hereby declared advisable and approved;
>
> RESOLVED, that the proper officers of the Corporation are authorized and directed to execute the Articles Supplementary and file such with the Maryland State Department of Assessments and Taxation and to take such other action as is contemplated by the Articles Supplementary; and
>
> RESOLVED, that the provisions of Sections 3-601 to 3-604 of the MGCL shall not apply to any "business combination" with the Corporation to the fullest extent permitted by Maryland law.

Having discussed and adopted resolutions regarding the foregoing matters, the Board unanimously adopted the following:

> RESOLVED, that the proper officers are hereby authorized to do or cause to be done all such other acts and things as they may deem necessary or desirable to effect the purposes and intent of the foregoing resolutions.

Mr. Evanson stated that the next regular meeting of the Board is scheduled for September 2, 2004 in Greensburg, Pennsylvania.

The meeting continued in executive session with only the non-management directors present. Mr. Gunnar E. Sarsten, Presiding Director, presided.

Thereafter, the meeting was adjourned.



David B. Hertzog

(Attachments)

EXHIBIT C

ARTICLES SUPPLEMENTARY

ALLEGHENY ENERGY, INC.

ARTICLES SUPPLEMENTARY

Allegheny Energy, Inc., a Maryland corporation, having its principal office in Washington County, Maryland (hereinafter called the "Corporation"), hereby certifies to the State Department of Assessments and Taxation of Maryland (the "MSDAT") that:

FIRST: The Corporation previously elected to be subject to Sections 3-803 and 3-804 of the Maryland General Corporation Law (the "MGCL") pursuant to Articles Supplementary filed by the Corporation with the MSDAT on July 20, 1999.

SECOND: Pursuant to Sections 3-802(a)(2) and 3-802(b)(3) of the MGCL, the Corporation elects not to be subject to Sections 3-803 or 3-804 of the MGCL.

THIRD: The foregoing matters been approved by the Board of Directors of the Corporation by resolution in the manner and by the vote required by law. Stockholder approval is not required for the filing of these Articles Supplementary.

[Signatures on following page]

-

IN WITNESS WHEREOF, Allegheny Energy, Inc. has caused these presents to be signed in its name and on its behalf by its Chief Executive Officer and witnessed by its Assistant Secretary on July 19, 2004.

WITNESS: ALLEGHENY ENERGY, INC.

BY: /S/ DANIEL M. DUNLAPBY: /S/ PAUL J. EVANSON
Daniel M. Dunlap, Paul J. Evanson,
Assistant Secretary Chief Executive Officer

THE UNDERSIGNED, Chief Executive Officer of Allegheny Energy, Inc., who executed on behalf of the Corporation the foregoing Articles Supplementary of which this Certificate is made a part, hereby acknowledges in the name and on behalf of said Corporation the foregoing Articles Supplementary to be the corporate act of said Corporation and hereby certifies that the matters and facts set forth herein with respect to the authorization and approval thereof are true in all material respects under the penalties of perjury.

/s/ Paul J. Evanson

PAUL J. EVANSON
Chief Executive Officer

EXHIBIT D
APPLICABLE BY-LAWS PROVISION

ALLEGHENY ENERGY, INC.

AMENDED AND RESTATED BYLAWS

May 13, 2004

ARTICLE I

OFFICES

Section 1. Principal Office. The principal office of the Corporation in the State of Maryland shall be located at such place as the Board of Directors may designate.

Section 2. Additional Offices. The Corporation may have additional offices, including a principal executive office, at such places as the Board of Directors may from time to time determine or the business of the Corporation may require.

ARTICLE II

STOCKHOLDERS' MEETINGS

Section 1. Place of Meetings. Every meeting of the stockholders shall be held at the principal executive office of the Corporation, or at such other place as shall be set by the Board of Directors and specified in the notice of the meeting.

Section 2. Annual Meetings. An annual meeting of the stockholders of this Corporation shall be held on the second Thursday in May in each year (or if that be a legal holiday, then on the next succeeding business day) or, if so set by the Board of Directors, on any other business day during the month of May for the purpose of electing Directors and for the transaction of such other business within the powers of the Corporation and as may properly be brought before the meeting.

Section 3. Special Meetings.

(a) General. The Chairman of the Board or the Board of Directors may call a special meeting of the stockholders. Subject to subsection (b) of this Section 3, a special meeting of stockholders shall also be called by the Secretary of the Corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

(b) Stockholder Requested Special Meetings. (1) Any stockholder of record seeking to have stockholders request a special meeting shall, by sending written notice to the Secretary (the "Record Date Request Notice") by registered mail, return receipt requested, request the Board of Directors to fix a record date to determine the stockholders entitled to request a special meeting (the "Request Record Date"). The Record Date Request Notice shall set forth the purpose of the meeting and the matters proposed to be acted on at it, shall be signed by one or more stockholders of record as of the date of signature (or their agents duly authorized in writing), shall bear the date of signature of each such stockholder (or such agent) and shall set forth all information relating to each such stockholder that must be disclosed in solicitations of proxies for election of Directors in an election contest (even if an election contest is not involved), or is otherwise required, in each case pursuant to Regulation 14A (or any successor provision) under the Securities Exchange Act of meeting of the stockholders by means of remote communication and may be considered present in person and may vote at the meeting of the stockholders, whether the meeting is held at a designated place or solely by means of remote communication. The Corporation shall implement reasonable measures to verify that each person considered present and authorized to vote at the meeting by means of remote communication is a stockholder or proxy holder, the Corporation shall implement reasonable measures to provide the stockholders and proxy holders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with the proceedings and in the event any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of the vote or other action shall be maintained by the Corporation.

Section 14. Control Share Acquisition Act. Notwithstanding any other provision of the Charter or these Bylaws, Title 3, Subtitle 7 of the Maryland General Corporation Law (or any successor statute) shall not apply to any acquisition by any person of shares of stock of the Corporation. This section may be repealed, in whole or in part, at any time, whether before or after an acquisition of control shares and, upon such repeal, may, to the extent provided by any successor bylaw, apply to any prior or subsequent control share acquisition.

ARTICLE III

BOARD OF DIRECTORS

Section 1. General Powers. The business and affairs of the Corporation shall be managed under the direction of its Board of Directors.

Section 2. Number, Tenure and Qualifications. The number of Directors shall be fixed only by a vote of the Board of Directors, provided that the number thereof shall never be less than the minimum number required by the Maryland General Corporation Law, and further provided that the tenure of office of a Director shall not be affected by any decrease in the number of Directors. Directors need not be stockholders in the Corporation.

Section 3. Vacancies. If for any reason any or all the Directors cease to be Directors, such event shall not terminate the Corporation or affect these Bylaws or the powers of the remaining Directors hereunder. Except as may be provided by the Board of Directors in setting the terms of any class or series of preferred stock, any vacancy on the Board of Directors may be filled only by a majority of the remaining Directors, even if the remaining Directors do not constitute a quorum. Any Director elected to fill a vacancy shall serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is elected and qualifies.

Section 4. Place of Meetings. Every meeting of the Board of Directors shall be held at the principal executive office of the Corporation, or at such other place in or out of the State of Maryland as the Board of Directors may from time to time determine or shall be specified in the notice of the meeting.

Section 5. Annual or Regular Meetings. An annual meeting of the Board of Directors shall be held immediately after and at the same place as the annual meeting of stockholders, no notice other than this Bylaw being necessary. In the event such meeting is not so held, the meeting may be held at such time and at any place or by means of remote communication as shall be specified in a notice given as hereinafter provided for special meetings of the Board of Directors. The Board of Directors may provide, by resolution, the time and place

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Full Simple Majority Vote
Shareholder: Timothy Medice

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Adopt Full Simple Majority Vote. Recommend that our Board take each step necessary for adoption of simple majority vote to apply to the greatest extent possible on each issue that can be subject to shareholder vote. This includes completing all steps already initiated to transition to simple majority vote. This also includes adopting simple majority shareholder voting on all other issues to the greatest extent possible."

The "Removal of Directors" company heading and paragraph on page 4 of the no action request letter acknowledges that the company retains a supermajority requirement. Additionally the company makes no claim that it will remove this specific supermajority requirement. Thus it is clear that the company retains at least one supermajority provision.

The company has put forth opposing arguments which seem to cancel out the credibility of each other:

- That it does not understand a proposal which it claims to have implemented.
- Or that it implemented a proposal which it does not understand.

These combined arguments could put the company in a further bind because it could be interpreted as irresponsible and a violation of fiduciary duty for a company to implement corporate governance that the company does not understand.

Thus the company may have unintentionally established that it clearly understands the proposal through its claim of substantial implementation.

The following text is clear with the inclusion of "topic" after "proposal":
"The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic." In 2004 there were a number of Staff letters which did not concur on the exclusion of references to the Council of Institutional Investors website, which is germane to many established shareholder proposal topics.

The company cites text which indicates that it has the burden of proving both the company and shareholders would be confused by the proposal. For example the company referred to the following text in SLB No. 14B:

Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

...

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

The company implicitly qualifies itself to fully understand and implement this proposal through its detailed description of a remaining supermajority provision under the "Removal of Directors" paragraph on page 4.

It is clear that the company retains at least one supermajority provision under the "Removal of Directors" paragraph. For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Timothy Medice
Gayle Hyman

3 – Full Simple Majority Vote

RESOLVED: Adopt Full Simple Majority Vote. Recommend that our Board take each step necessary for adoption of simple majority vote to apply to the greatest extent possible on each issue that can be subject to shareholder vote. This includes completing all steps already initiated to transition to simple majority vote. This also includes adopting simple majority shareholder voting on all other issues to the greatest extent possible.

Timothy M. Medice, 729 Butler Road, Kittanning, PA 16201 submitted this proposal.

97% Yes-vote

The simple majority vote topic won our 97% yes-vote at our 2004 annual meeting. This proposal simply calls for completion of the steps our directors have initiated to adopt simple majority vote combined with adoption of full application of simple majority vote to all other issues to the greatest extent possible.

75% Yes-Vote

The simple majority vote topic won a 75% yes-vote average at 7 major companies in 2004. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Terminate Potential Frustration of the Shareholder Majority

This proposal is in contrast to our 2004 super majority rule. An example of this super majority rule is requiring a 67% vote of all outstanding shares to make certain governance changes. Thus if 66% vote yes and only 1% vote no — only 1% of shares could force their will on the overwhelming 66% majority.

Our 97% vote in 2004 is testimony to our shareholder resolve on this topic.

Full Simple Majority Vote
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 which includes:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212 735-2116
DIRECT FAX
917 777-2116
EMAIL ADDRESS
RGROSSMA@SKADDEN.COM

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January 19, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Allegheny Energy, Inc. – Omission of Shareholder Proposal Pursuant to Rule 14a-8

Dear Sir or Madam:

I refer to my letter dated December 21, 2004 (the "December 21 Letter") pursuant to which Allegheny, Energy Inc. (the "Company") requested that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concur with the Company's view that the stockholder proposal and supporting statement (the "Proposal") submitted by Timothy M. Medice (the "Proponent") may properly be omitted pursuant to Rule 14a-8(i)(10) and Rule14a-8(i)(3) from the proxy materials (the "Proxy Materials") to be distributed by the Company in connection with its 2005 annual meeting of stockholders. This letter is in response to the letter dated December 30, 2004 from Mr. John Chevedden to the Staff (the "Chevedden Letter"). I am attaching a copy of the Chevedden Letter as Exhibit A to this letter. In accordance with Rule 14a-8(j), a copy of this letter is being sent simultaneously to the Proponent and Mr. Chevedden.

The Proposal requests that the directors of the Company take steps, to the greatest extent possible, to adopt a "simple majority vote" on issues subject to a stockholder vote. As detailed in the December 21 Letter, the Proposal has already been implemented. Other than as required by a Maryland statute with respect to cumulative voting, the Board of Directors of the Company (the "Company Board") has already taken action to eliminate all supermajority voting requirements on any stockholder action.[1] Furthermore, even if the Proposal had not already been implemented, it could be excluded. As detailed in the December 21 Letter, the Proposal provides vague and ambiguous standards as to what additional steps, if any, the Company may be expected to take, especially given that the Company Board has already eliminated the supermajority voting requirements.

The Chevedden Letter alleges that the two arguments set forth by the Company "seem to cancel out the credibility of each other." Nothing can be further from the truth. Neither the Company, the Company Board nor the Company's stockholders can determine what additional actions, if any, would be required to implement the Proposal, in part because the Proposal has already been substantially implemented.

For the reasons set forth above and in the December 21 Letter, the Company believes that the Proposal may properly be omitted from the Proxy Materials and request the Staff's concurrence. Should the Staff disagree with the Company's conclusions regarding the exclusion of the Proposal from the Proxy Materials or desire any additional information in support of the Company's position, the Company would appreciate the opportunity to confer with the Staff concerning these matters before the Staff issues its response.

---

1 As described in the December 21 Letter, at the 2004 annual meeting of stockholders, a stockholder proposal relating to the elimination of cumulative voting rights was not approved by the requisite vote. Because the cumulative voting provision is in the Company's charter, the provision can not be amended without stockholder approval. Accordingly, the Company remains subject to a mandatory provision of Maryland law which provides that, if less than the entire board of directors is to be removed, a director may not be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if cumulatively voted in an election of directors (MGCL Section 2-406). While this statutory provision is not a "supermajority" voting requirement, it does impose special voting requirements on the removal of directors of Maryland corporations.

If the Staff has any questions or comments regarding the foregoing, please contact me at (212) 735-2116, or, in my absence, Daniel Ganitsky of this firm, at (212) 735-3032.

Very truly yours,



Richard J. Grossman

Enclosures

cc: Gayle M. Hyman, Esq.,
Allegheny Energy, Inc.
Timothy M. Medice
John Chevedden

EXHIBIT A

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

December 30, 2004

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request
Rule 14a-8 Proposal: Full Simple Majority Vote
Shareholder: Timothy Medice

Ladies and Gentlemen:

This rule 14a-8 proposal reads:
"RESOLVED: Adopt Full Simple Majority Vote. Recommend that our Board take each step necessary for adoption of simple majority vote to apply to the greatest extent possible on each issue that can be subject to shareholder vote. This includes completing all steps already initiated to transition to simple majority vote. This also includes adopting simple majority shareholder voting on all other issues to the greatest extent possible."

The "Removal of Directors" company heading and paragraph on page 4 of the no action request letter acknowledges that the company retains a supermajority requirement. Additionally the company makes no claim that it will remove this specific supermajority requirement. Thus it is clear that the company retains at least one supermajority provision.

The company has put forth opposing arguments which seem to cancel out the credibility of each other:

- That it does not understand a proposal which it claims to have implemented.
- Or that it implemented a proposal which it does not understand.

These combined arguments could put the company in a further bind because it could be interpreted as irresponsible and a violation of fiduciary duty for a company to implement corporate governance that the company does not understand.

Thus the company may have unintentionally established that it clearly understands the proposal through its claim of substantial implementation.

The following text is clear with the inclusion of "topic" after "proposal":
"The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic." In 2004 there were a number of Staff letters which did not concur on the exclusion of references to the Council of Institutional Investors website, which is germane to many established shareholder proposal topics.

The company cites text which indicates that it has the burden of proving both the company and shareholders would be confused by the proposal. For example the company referred to the following text in SLB No. 14B:

Specifically, reliance on rule 14a-8(i)(3) to exclude or modify a statement may be appropriate where:

...

- the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires — this objection also may be appropriate where the proposal and the supporting statement, when read together, have the same result; and

The company implicitly qualifies itself to fully understand and implement this proposal through its detailed description of a remaining supermajority provision under the "Removal of Directors" paragraph on page 4.

It is clear that the company retains at least one supermajority provision under the "Removal of Directors" paragraph. For the above reasons it is respectfully requested that concurrence not be granted to the company.

Sincerely,



John Chevedden

cc: Timothy Medice
Gayle Hyman

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

January 28, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Allegheny Energy, Inc. (AYE)
Shareholder Position on Company No-Action Request, Supplement 1
Rule 14a-8 Proposal: Full Simple Majority Vote
Shareholder: Timothy Medice

Ladies and Gentlemen:

SBC Communications Inc. (January 5, 2005) is a precedent on the same topic as this proposal. SBC was issued after the December 30, 2004 Shareholder Position on Company No-Action Request. The Staff Response Letter in SBC stated:

> The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote.
>
> We are unable to concur in your view that SBC may exclude the proposal under rule 14a-8(i)(3).

For the above reason, and the reasons in the December 30, 2004 shareholder position letter, it is respectfully requested that concurrence not be granted to the company.

Since the company has had the first word in the no action process it is respectfully requested that the proponent have the opportunity for the last word in the no action process.

Sincerely,



John Chevedden

cc: Timothy Medice
Gayle Hyman

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 14, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Allegheny Energy, Inc.
Incoming letter dated December 21, 2004

The proposal recommends that the board take each step necessary for a simple majority vote to apply on each issue that can be subject to shareholder vote to the greatest extent possible.

There appears to be some basis for your view that Allegheny Energy may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if Allegheny Energy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Allegheny Energy relies.

Sincerely,



Kurt K. Murao
Attorney-Advisor